UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 6, 2005

BHP Billiton Plc ———————————————————————————————————
(Translation of registrant’s name into English)

Neathouse Place London SW1V 1BH United Kingdom
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc
To: London Stock Exchange Old Broad Street London EC2N 1HP United Kingdom Company Announcements Office The Australian Stock Exchange 4th Floor, 20 Bridge Street Sydney NSW 2000 Australia	cc: New York Stock Exchange Swiss Stock Exchange JSE Securities Exchange SA Deutsche Bank UBS Zurich

Date: 6 July 2005

For Release: Immediately

Contact: Jamin Lawton +44 (0)20 7802 4108

Notification of Major Interests in Shares

The following notification was received on 5 July 2005 by BHP Billiton Plc in a communication from Old Mutual plc dated 5 July 2005 relating to major interests in shares of BHP Billiton Plc as at 1 July 2005:

"Please find notification pursuant to section 198 of the Companies Act 1985, that as at 1 July 2005, Old Mutual plc and its direct and indirect subsidiaries had a material interest in 213,220,031 ordinary shares of BHP Billiton plc, representing 8.64% of the issued share capital. The shares are registered as per the attached schedule."

Registered holdings of BHP Billiton Plc share capital by Old Mutual Companies at 1 July 2005
Total Shares issued	Number of Shares	Company	Registered Holder	% of issued shares
2,468,147,002	120,438,409	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	4.88%
	281,092	Prudential Portfolio Managers SA (Pty) Ltd (not an Old Mutual Company	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	51,774	PeregrineQuant (Pty) Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.00%
	336,700	Polaris Capital (Pty) Ltd (Not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	7,644,329	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA) Limited	0.31%
	49,116,203	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed Fund Client Assets)	1.99%
	3,196,237	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	0.13%
	306,032	Old Mutual Asset Managers (South Africa) (Pty) Ltd	BoE Life Ltd	0.01%
	114,447	Old Mutual Asset Managers (South Africa) (Pty) Ltd	BoE Life Assurance Company Ltd	0.00%
	2,951,018	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	0.12%
	212,849	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	0.01%
	1,300,531	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) (Pty) Ltd (Managed Fund Client Assets)	0.05%
	95,558	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) Limited	0.00%
	1,269,492	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	0.05%
	4,988,023	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	0.20%
	1,350,044	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	0.05%
	150,269	Quantitive Asset Management	ABSA Nominees	0.01%
	293,668	Quantitive Asset Management	Nedbank Nominees Ltd	0.01%
	4,765,755	Quantitive Asset Management	Standard Bank Nominees Ltd	0.19%
	231,561	Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	0.01%
	5,748,640	Nedcor Collective Investments Limited	Nedcor Bank Nominees	0.23%
	139,029	Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	0.01%
	3,921,347	BOE Personal Stockbrokers	BNS Nominees	0.16%
	3,129	Old Mutual (STRAC)	Nedcor Bank Nominees	0.00%
	4,154,335	BOE Private Clients	Nedbank Nominees Ltd	0.17%
	31,392	BOE Private Clients	Registered Own Name	0.00%
	128,168	BOE Fiduciary	Nedcor Bank Nominees	0.01%
TOTAL	213,220,031			8.64%

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 6 July 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary